UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-8897
CUSIP Number: 089302103

(Check one):
☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form 10-CSR
For the Period Ended: January 29, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Big Lots, Inc.

Full Name of Registrant

Former Name if Applicable

300 Phillipi Road, P.O. Box 28512

Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43228-5311

City, State and Zip Code

PART II – Rules 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Big Lots, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended January 29, 2005 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense, because the Company was still in the process of completing its financial statements and its assessment of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. The Form 10-K, which was due to be filed on April 14, 2005, is expected to be filed prior to or on April 22, 2005. The Company is filing this report for a 15-day extension, from April 14, 2005 to April 29, 2005, for filing its Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy A. Johnson	614	278-6622

Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒   Yes      ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes      ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Big Lots, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2005	By:	/s/ JOE R. COOPER

Joe R. Cooper
Senior Vice President and
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).